

December 19, 2014

Via E-mail
Mr. Christopher C. Work
Chief Financial Officer
Zumiez Inc.
4001 204th Street SW
Lynwood, WA 98036

> **Re:** **Zumiez Inc.**
> **Form 10-K for the Fiscal Year Ended February 1, 2014**
> **Filed March 18, 2014**
> **File No. 000-51300**

Dear Mr. Work:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 1, 2014
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26
Fiscal 2013 Results Compared with Fiscal 2012, page 30

1. We note that your discussion of results of operations identifies certain events and trends affecting revenues and expenses. However, your current discussion lacks sufficient analysis and quantification of the underlying reasons for changes in your results of operations. For example, you state that for the year ended February 2, 2014, revenue increased $54.9 million from the net addition of 53 stores and Blue Tomato sales during fiscal 2013 that were not comparable to the prior year, partially offset by the effect of the 53rd week included in fiscal 2012 results and comparable store sale decrease of 0.3% for fiscal 2013. Please provide expanded discussion of the underlying reasons of your revenue growth, including quantified information with respect to key drivers such as price, volume and other key variables that management uses to manage the business.

Also, please expand the discussion of results of operations for all periods discussed to quantify the effect of the events disclosed and to describe their underlying causes. For additional guidance, please refer to SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. Please provide a draft of your proposed disclosure.

Controls and Procedures, page 42

2. You disclose in footnote (2) to the table on page 33 that you recorded a benefit of $3.3 million, of which $2.7 million related to prior fiscal years, representing the correction of an error related to your calculation to account for rent expense on a straight-line basis. Please provide the following:

   - Tell us when and how you discovered the error and describe in greater detail the nature of the error.

   - Provide further information to help us understand how you considered the identification and correction of the error in your evaluation of internal controls over financial reporting (ICFR) and Disclosure Controls and Procedures (DCP) and whether control deficiencies existed due to the error.

   - To the extent that you determined there were control deficiencies due to the error, describe the deficiencies and how you evaluated the severity of each identified deficiency.

   - Tell us if the identification and correction resulted in changes to your internal controls and if so, describe those changes and their related timing.

Notes to Consolidated Financial Statements, page 54
Note 2. Summary of Significant Accounting Policies, page 54
Stock-Based Compensation, page 58

3. We note that you continue to use the simplified method to determine the expected term of stock option grants. Based on the passage of time, it would appear that you have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term of your stock option grants. We also note you have applied a weighted-average expected life of 6.25 years using the simplified method but disclose on page 69 that there was $6.7 million of total unrecognized compensation cost related to unvested stock options and restricted stock with a weighted-average recognition period of 1.1 years. Please provide us with a detailed discussion of your basis or rationale for continuing to utilize the simplified method in determining the expected term of your stock option grants. Please refer to the guidance in SAB Topic 14-D2 and FASB ASC 718. In a related matter, please also explain why the expected term of 6.25 years that was used in valuing your stock option grants during all periods presented in your audited

financial statements is significantly in excess of the weighted-average recognition period for unrecognized compensation expense associated with your unvested stock options and restricted stock.

Note 3. Business Combination, page 60
Blue Tomato, page 60

4. We note from the disclosure in Note 3 that in connection with the acquisition of Blue Tomato, you may be required to make future incentive payments to the sellers and certain employees of Blue Tomato to the extent that certain financial metrics are met for the fiscal year ending April 30, 2015 and the sellers and certain employees remain employed with Blue Tomato through April 30, 2015. We also note that you have accounted for these incentives as compensation expense and during the fiscal year ended February 2, 2013, you recorded an expense for future incentive payments of $2.3 million. We further note that at February 1, 2014, you estimated that you will not be obligated for future incentive payments and reversed the previously recorded expense. Please tell us and revise to disclose the nature and timing of the changes in facts and circumstances that resulted in your reversal of the previously recorded expense for future incentive payments of $5.8 million during the fourth quarter of the fiscal year ended February 1, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining